UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2009

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

On August 10, 2009, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended June 30, 2009. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.

The non-GAAP financial measures used in this press release are non-GAAP operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to amortization of acquired intangible assets, impairment losses, share-based payment expenses, and acquisition, integration and restructuring expenses, including inventory fair value adjustments related to business acquisitions. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.

We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.

We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers Chief Financial Officer

Date: August 11, 2009

4

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated August 10, 2009

5

Exhibit 99.1

Contacts:

Roland Sackers	Dr. Solveigh Mähler
Chief Financial Officer	Director Investor Relations
QIAGEN N.V.	QIAGEN N.V.
e-mail: roland.sackers@qiagen.com	+49 2103 29 11710
e-mail: solveigh.maehler@qiagen.com

Albert F. Fleury
Associate Director Investor Relations North America
QIAGEN N.V.
+1 301 944 7028
e-mail: albert.fleury@qiagen.com

QIAGEN Reports Strong Second Quarter 2009 Results

And Increases Full Year 2009 Guidance

•	19% Revenue Growth on Constant Exchange Rates

•	12% Organic Growth

•	$0.24 Adjusted EPS, exceeds guidance

Venlo, The Netherlands, August 10, 2009 – QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) today announced the results of operations for the second quarter and the six-month period ended June 30, 2009.

The reported net sales came in at the high end of, and the adjusted earnings per share for the second quarter 2009 exceeded, the guidance provided by the Company on May 5, 2009.

Second Quarter 2009 Results

QIAGEN’s Second Quarter 2009 (in US$ millions, except per share information)

	Q2 2009	Q2 2008	Growth
Net sales	240.2	217.9	10%
Net sales at constant exchange rates	258.2	217.9	19%
Operating income, adjusted	71.8	60.6	19%
Net income, adjusted	48.3	40.4	19%
EPS, adjusted (US$)	0.24	0.20	20%

For information on the adjusted figures, please refer to the reconciliation table accompanying this release.

The Company reported that consolidated net sales for its second quarter 2009 increased 10% to $240.2 million from $217.9 million in the same quarter in 2008. Excluding the unfavorable impact from foreign currency exchange rates, net sales for the second quarter 2009 would have increased 19%. The reported operating income for the quarter increased 38% to $46.9 million from $34.0 million in the same quarter of 2008, and net income for the quarter increased 33% to $30.9 million from $23.2 million in the same quarter of 2008. Diluted earnings per share for the second quarter increased 36% to $0.15 in 2009 from $0.11 in 2008.

On an adjusted basis, second quarter operating income increased 19% to $71.8 million in 2009 from $60.6 million in 2008, and second quarter 2009 adjusted net income increased 19% to $48.3 million from $40.4 million in 2008. Adjusted diluted earnings per share increased 20% to $0.24 in the second quarter 2009 from $0.20 in 2008.

Six-Month Period 2009 Results

For the six-month period ended June 30, 2009, net sales increased 8% to $461.1 million compared to $425.0 million in the respective period of 2008. Operating income as reported for the six months ended June 30, 2009 increased 25% to $83.9 million from $67.0 million for the same period in 2008. Net income increased 28% to $55.6 million from $43.6 million in 2008, and diluted earnings per share increased 29% to $0.27 in 2009 from $0.21 in 2008.

On an adjusted basis, operating income for the six-month period ended June 30, 2009 increased 10% to $130.9 million in 2009 from $119.4 million in 2008, and adjusted net income increased 14% to $88.5 million from $77.4 million. Adjusted diluted earnings per share in the six months ended June 30, 2009 increased 16% to $0.44 per share from $0.38 per share in the same period of 2008.

QIAGEN’s second quarter and first half 2009 results include the results of operations from the Company’s recent acquisitions, the most significant of which was Corbett Life Science, acquired in July 2008. Reconciliations of reported results determined in accordance with generally accepted accounting principles (GAAP) to adjusted results are included in the tables accompanying this release.

“We are very pleased with our financial performance in the second quarter of 2009,” said Peer Schatz, QIAGEN’s Chief Executive Officer. “We saw strong revenue and adjusted net income growth. The markets we serve demonstrated robust demand and solid economic trends. Our growth opportunities are very significant – in particular in the molecular diagnostics and applied testing markets – and we feel well positioned and equipped to convert these trends and opportunities into significant value for QIAGEN and our shareholders.”

“We experienced strong revenue growth for QIAGEN in the second quarter of 2009 and maintain a positive outlook. Growth was highest in sales to customers in molecular diagnostics (approximately 48% of total revenues) followed by sales to customers in applied testing, in academia, and pharma.”

“Growth of our sales to customers in molecular diagnostics was fueled by strong growth in sales of our screening products (primarily HPV), personalized medicine diagnostics (including our KRAS testing solutions) and infectious disease tests (including our solutions for the surveillance of H1N1 infections). The development of our Next Generation high throughput screening system with the related assays is well on track with clinical trials expected to start in several weeks. We are also very excited about the future growth opportunities especially in companion diagnostics after recent recommendations by regulatory agencies and are experiencing a significant level of activity in this area of our business. Sales to customers in the pharmaceutical and biotech industry conducting clinical development continued to experience strong growth and sales to such customers for discovery purposes (under 10% of our sales) were, as expected, soft. We are very optimistic about the potential growth in the academic research markets following the American Recovery and Reinvestment Act (ARRA) and other international stimulus programs as well as further governmental long-term funding increase commitments. QIAGEN is active in numerous initiatives to support its customers to benefit from both the short-term stimulus programs and from the planned long-term funding increases.”

“QIAGEN experienced a successful second quarter. Reported revenues came in at the high end of, and adjusted earnings per share exceeded our expectations,” said Roland Sackers, QIAGEN’s Chief Financial Officer. “Assuming constant exchange rates for both quarters revenue growth would have been 19% and was fueled by a strong organic growth of 12% and a positive contribution of 6% from acquisitions. Our consumable portfolio contributed 5% growth (12% at constant exchange rates). In the wake of new product introductions (such as the QIAsymphony, the QIAgility, the EZ1 Advanced XL and the Rotor-Gene Q) beginning this year, QIAGEN’s sales of instrumentation products recorded a growth rate of 66% (83% at constant exchange rates). Net sales in the Americas for the second quarter 2009 represented approximately 50% of our overall business and recorded a growth rate of 14% at constant exchange rates and European sales, which represent approximately 35% of our revenues, showed a similar growth rate of 14% at constant exchange rates. Net sales in Asia remained strong, showing a growth rate of 43% at constant exchange rates.”

Increase of Fiscal Year 2009 Guidance Range

Based on the successful first six months and an optimistic outlook for the rest of the year, QIAGEN is hereby increasing its revenue and EPS guidance for the fiscal year 2009. Revenue guidance is increased from the previous range from $920 million to $970 million (which included approximately $10 million of revenues related to the Olerup product line sold end of June 2009) to now between $930 million and $970 million post-divestment of the Olerup product line for the fiscal year 2009. Under constant exchange rates, revenue expectations for 2009 would show growth rates between 11% and 16% when compared to 2008. QIAGEN also increased its expectations for adjusted diluted earnings per share from the previous range of $0.88 to $0.94 to now between $0.90 and $0.94. As always, the revenue and EPS guidance is based on foreign currency exchange rates as of January 31, 2009.

QIAGEN – Sample and Assay Technologies Highlights

•

In August 2009, QIAGEN acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy. With this acquisition QIAGEN is doubling the size of its molecular diagnostics sales channel in Italy and is adding several activities in the area of personalized medicine and access to a suite of CE-IVD pyrosequencing assays. QIAGEN expects this transaction to contribute approximately $1 million in sales for the remainder of fiscal year 2009 and approx. $5 million for the full year of 2010.

•

In July 2009, QIAGEN signed an agreement to transfer all distribution rights for the Olerup SSP® product line and the related assets to Olerup International AB, a subsidiary of LinkMed, a Swedish venture capital company. The Olerup SSP® product line includes molecular transplantation testing products used for DNA HLA typing. QIAGEN will retain rights to all Olerup SSP® assays for applications outside transplantation testing, such as in personalized medicine. This divesture allows QIAGEN to increase its focus on the higher growth applications in transplantation testing such as sequencing-based typing, as well as the application of such assays in personalized medicine.

•

In May 2009, QIAGEN entered into an agreement to supply molecular sample and assay technologies for a new national, PCR-based blood screening program for HIV and Hepatitis C (HCV) in Brazil. QIAGEN will provide Bio-Manguinhos, the main provider of vaccines and diagnostics to the Brazilian Ministry of Health, with a significant volume of molecular testing solutions – sample and assay technologies, related instrumentation, operational know-how and training. The agreement is expected to run for five years and contains options for subsequent extensions.

•

In the first half of 2009, QIAGEN launched more than 39 new products in the area of Sample & Assay Technologies including a novel PAXgene Blood miRNA kit for use in cancer, biomarker and miRNA research and the QIAamp Circulating Nucleic Acid kit for sample preparation in prenatal or other circulating nucleic acid research. In addition QIAGEN launched a number of assay technologies including a next generation CE marked mutation profiling KRAS test as well as a BRAF test for use in cancer treatments and a test for epigenetic methylation analysis based on pyrosequencing technology. Further new products included a suite of fast multiplex real-time PCR kits for gene expression analysis and siRNA validation.

Conference Call and Webcast Details

Detailed information on QIAGEN’s business and financial performance will be presented during its conference call on August 11, 2009 at 9:30am ET. The corresponding presentation slides will be available for download on the Company’s website at www.qiagen.com/goto/ConferenceCall. A webcast of the conference call will also be available at www.qiagen.com/goto/ConferenceCall.

Use of Adjusted Results

QIAGEN has regularly reported adjusted results to give additional insight into its financial performance as well as considered results on a constant currencies basis. Adjusted results should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. The Company believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.

About QIAGEN

QIAGEN N.V., a Netherlands holding company, is the leading global provider of sample and assay technologies. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are used to make these isolated biomolecules visible. QIAGEN has developed and markets more than 500 sample and assay products as well as automated solutions for such consumables. The Company provides its products to molecular diagnostics laboratories, academic researchers, pharmaceutical and biotechnology companies, and applied testing customers for purposes such as forensics, animal or food testing and pharmaceutical process control. QIAGEN’s assay technologies include one of the broadest panels of molecular diagnostic tests available worldwide. This panel includes the first FDA-approved test for human papillomavirus (HPV), the primary cause of cervical cancer. QIAGEN employs more than 3,150 people in over 30 locations worldwide. Further information about QIAGEN can be found at http://www.qiagen.com/.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products, markets, strategy or operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the applied testing markets, clinical research markets and proteomics markets, women’s health/HPV testing markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, changing relationships with customers, suppliers and strategic partners, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets, and other factors), our ability to obtain regulatory approval of our infectious disease panels, difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors’ products, market acceptance of QIAGEN’s new products and the integration of acquired technologies and businesses. In addition certain statements contained in this news release are based on company assumptions, including, but not limited, to revenue allocations based on business segments. For further information, refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(in thousands, except per share data)	Three months ended June 30,
	2009	2008
Net sales	$240,156	$217,888
Cost of sales	80,656	69,812

Gross profit	159,500	148,076

Operating expenses:
Research and development	24,950	23,840
Sales and marketing	59,039	57,696
General and administrative, integration and other	24,618	29,713
Acquisition related intangible amortization	4,011	2,816

Total operating expenses	112,618	114,065

Income from operations	46,882	34,011

Other income (expense):
Interest income	678	2,324
Interest expense	(7,302)	(9,187)
Other income, net	778	424

Total other expense	(5,846)	(6,439)

Income before provision for income taxes and noncontrolling interest	41,036	27,572
Provision for income taxes	10,107	4,291

Net income	30,929	23,281

Less: Noncontrolling interest	—	56

Net income attributable to QIAGEN N.V.	$30,929	$23,225

Weighted average number of diluted common shares	203,785	205,475

Diluted net income attributable to QIAGEN N.V. per common share	$0.15	$0.11

Diluted net income attributable to QIAGEN N.V. per common share, adjusted	$0.24	$0.20

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(in thousands, except per share data)	Six months ended June 30,
	2009	2008
Net sales	$461,089	$424,994
Cost of sales	155,140	135,694

Gross profit	305,949	289,300

Operating expenses:
Research and development	50,593	45,209
Sales and marketing	115,137	111,774
General and administrative, integration and other	48,406	58,802
Acquisition related intangible amortization	7,902	6,466

Total operating expenses	222,038	222,251

Income from operations	83,911	67,049

Other income (expense):
Interest income	1,863	5,296
Interest expense	(14,732)	(19,637)
Other income, net	2,558	2,559

Total other expense	(10,311)	(11,782)

Income before provision for income taxes and noncontrolling interest	73,600	55,267
Provision for income taxes	17,987	11,592

Net income	55,613	43,675

Less: Noncontrolling interest	—	116

Net income attributable to QIAGEN N.V.	$55,613	$43,559

Weighted average number of diluted common shares	203,476	205,300

Diluted net income attributable to QIAGEN N.V. per common share	$0.27	$0.21

Diluted net income attributable to QIAGEN N.V. per common share, adjusted	$0.44	$0.38

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)	June 30, 2009	December 31, 2008
	(unaudited)
Assets

Current Assets:
Cash and cash equivalents	$390,311	$333,313
Accounts receivable, net	167,082	158,440
Income taxes receivable	15,436	14,441
Inventories, net	120,110	108,563
Prepaid expenses and other	63,167	61,424
Deferred income taxes	29,146	27,374

Total current assets	785,252	703,555

Long-Term Assets:
Property, plant and equipment, net	296,002	289,672
Goodwill	1,169,617	1,152,105
Intangible assets, net	619,380	640,309
Deferred income taxes	76,328	73,766
Other assets	23,948	25,916

Total long-term assets	2,185,275	2,181,768

Total assets	$2,970,527	$2,885,323

Liabilities and Shareholders’ Equity

Current Liabilities:
Accounts payable	$38,645	$48,836
Accrued and other liabilities	165,640	163,513
Income taxes payable	23,409	14,288
Current portion of long-term debt	25,000	25,000
Current portion of capital lease obligations	3,063	2,984
Deferred income taxes	8,696	7,754

Total current liabilities	264,453	262,375

Long-Term Liabilities:
Long-term debt, net of current portion	920,000	920,000
Capital lease obligations, net of current portion	28,440	29,718
Deferred income taxes	211,405	212,589
Other	11,615	6,797

Total long-term liabilities	1,171,460	1,169,104

Shareholders’ Equity:
Common shares, EUR .01 par value:
Authorized—410,000 shares
Issued and outstanding—198,998 shares in 2009 and 197,839 shares in 2008	2,228	2,212
Additional paid-in-capital	974,492	958,665
Retained earnings	533,425	477,812
Accumulated other comprehensive income	24,469	15,155

Total QIAGEN N.V. shareholders’ equity	1,534,614	1,453,844

Total liabilities and shareholders’ equity	$2,970,527	$2,885,323

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Three months ended June 30, 2009

(in thousands, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	$240,156	$159,500	$46,882	$41,036	$(10,107)	$30,929	$0.15

Adjustments:
Business integration, acquisition related and restructuring costs	—	281	4,939	4,939	(1,593)	3,346	0.02
Purchased intangibles amortization	—	13,165	17,176	17,176	(5,983)	11,193	0.06

Share-based compensation	—	245	2,814	2,814	(866)	1,948	0.01

Acquisition related write-off of prepaid expenses	—	—	—	1,132	(289)	843	0.00

Total adjustments	—	13,691	24,929	26,061	(8,731)	17,330	0.09

Adjusted results	$240,156	$173,191	$71,811	$67,097	$(18,838)	$48,259	$0.24

*	Using 203,785 diluted shares

Three months ended June 30, 2008

(in thousands, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	$217,888	$148,076	$34,011	$27,572	$(4,291)	$23,225	$0.11

Adjustments:
Business integration, acquisition related and restructuring costs	—	—	9,416	9,416	(3,356)	6,060	0.03

Purchased intangibles amortization	—	11,949	14,765	14,765	(5,256)	9,509	0.05

Share-based compensation	—	305	2,363	2,363	(756)	1,607	0.01

Total adjustments	—	12,254	26,544	26,544	(9,368)	17,176	0.09

Adjusted results	$217,888	$160,330	$60,555	$54,116	$(13,659)	$40,401	$0.20

*	Using 205,475 diluted shares

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Six months ended June 30, 2009

(in thousands, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	$461,089	$305,949	$83,911	$73,600	$(17,987)	$55,613	$0.27

Adjustments:
Business integration, acquisition related and restructuring costs	—	512	7,917	7,917	(2,480)	5,437	0.03

Purchased intangibles amortization	—	26,178	34,079	34,079	(11,891)	22,188	0.11

Share-based compensation	—	454	5,003	5,003	(1,551)	3,452	0.02

Acquisition related write-off of prepaid expenses and other asset impairment	—	—	—	2,703	(870)	1,833	0.01

Total adjustments	—	27,144	46,999	49,702	(16,792)	32,910	0.17

Adjusted results	$461,089	$333,093	$130,910	$123,302	$(34,779)	$88,523	$0.44

*	Using 203,476 diluted shares

Six months ended June 30, 2008

(in thousands, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	$424,994	$289,300	$67,049	$55,267	$(11,592)	$43,559	$0.21
Adjustments:
Business integration, acquisition related and restructuring costs	—	—	18,601	18,601	(6,622)	11,979	0.07

Purchased intangibles amortization	—	22,775	29,241	29,241	(10,430)	18,811	0.09

Share-based compensation	—	540	4,541	4,541	(1,489)	3,052	0.01

Total adjustments	—	23,315	52,383	52,383	(18,541)	33,842	0.17

Adjusted results	$424,994	$312,615	$119,432	$107,650	$(30,133)	$77,401	$0.38

*	Using 205,300 diluted shares